EXHIBIT 99.1

CAUTIONARY STATEMENTS

General

From time to time, Scientific-Atlanta may publish, verbally or in written form, forward-looking statements relating to such matters as anticipated financial or operational performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. These Cautionary Statements are being made pursuant to the provisions of the Private Securities Litigation Reform Act and with the intention of obtaining the benefits of the “safe harbor” provisions of the Act.

This Form 10-K (or any other periodic reporting documents required by the Exchange Act) may contain forward-looking statements reflecting our current views concerning potential future events or developments. The words “may,” “will,” “should,” “could,” “continue,” “future,” “potential,” “believe,” “expect,” “anticipate,” “project,” “plan,” “intend,” “seek,” “estimate,” “predict” and similar expressions identify forward-looking statements. We caution investors that any forward-looking statements made by us are not guarantees of future performance and that a variety of factors, including those discussed below, could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. We describe in more detail below the risks and uncertainties which may affect the operations, performance, development and results of our business. We caution readers not to place undue reliance on any such forward-looking statement, which speak only as of the date the statement was made.

Dependence on Principal Product Line.    Sales of our Explorer digital set-tops constituted approximately 62 percent, 56 percent and 52 percent of Scientific-Atlanta’s total sales in fiscal years 2004, 2003 and 2002, respectively. At July 2, 2004, backlog contained orders for approximately 1,305,000 Explorer digital set-tops. We expect that sales of our Explorer set-tops will continue to account for a significant portion of our revenues for the foreseeable future. As a result, our financial performance will continue to depend in significant part on:

•	whether there will be continued market acceptance of the Explorer digital set-top, including high-end set-tops with digital video recorder and/or high-definition television capabilities,

•	the development and timing of the introduction of hardware features and/or software applications for the Explorer network,

•	the average selling price for Explorer digital set-tops,

•	the gross margins on our digital set-top products,

•	our ability to continue to design cost-reduced Explorer set-tops, and

•	our ability to broaden our customer base for our digital set-top products.

Our sales are affected by the average selling prices for Explorer digital set-tops. The Explorer 8000 set-tops (which contain integrated hard drives and a single user interface for digital video recording capabilities) and high-definition television set-tops currently sell for significantly higher average selling prices than the average sales prices for our earlier generation set-top models. The average selling prices of digital set-tops increased approximately seven percent in fiscal year 2004 as compared to fiscal year 2003. Although the price of individual models of digital set-tops may decline in the future, the average selling prices of digital set-tops will vary based on the mix of models sold during the period. As a result, the mix of models of Explorer set-tops sold during a fiscal period, which we cannot predict, can affect our sales for that fiscal period.

Our results of operation are affected by the gross margins on Explorer digital set-tops. Gross margins on newly introduced products, such as the high-definition television set-tops, are typically lower than the average margins for our products. In addition, a continued shift to a higher mix of Explorer 8000 set-tops might negatively impact our gross margin as a percent of sales. We continue to attempt to improve gross margins on our digital set-top products through cost reductions from product design, procurement and manufacturing. However, the introduction of new features with respect to the Explorer 8000 may affect our ability to improve gross margins on these digital set-top models. As a result, the mix of models of Explorer set-tops sold during the quarter, which we cannot predict, can affect our results of operations for that quarter.

Our future financial performance will depend in significant part on our ability to broaden our customer base for our digital set-top products. We believe that technology will continue to provide opportunities for new products and new markets. Advances in technology and our innovative solutions are allowing us to address overlay opportunities and international markets. As we broaden our customer base and introduce new hardware features and/or software applications for the Explorer network, we may incur additional research and development and other expenses that are not incurred in the same period as the revenue they may ultimately generate. These expenses could adversely affect our financial condition and results of operations.

Dependence on Key Customers.    Although the domestic cable television industry is comprised of thousands of cable systems, a small number of MSOs own a large portion of the cable television systems and account for a significant portion of the capital expenditures made by cable television system operators. Historically, a significant majority of our sales have been to relatively few customers. Customers that accounted for 10 percent or more of our total sales in fiscal years 2004, 2003 or 2002 were as follows:

	2004	2003	2002
Time Warner Inc.	19%	21%	25%
Cablevision Systems	15%	19%	—%
Comcast Corporation	11%	11%	7%
Cox Communications, Inc.	9%	6%	12%
Charter Communications, Inc.	6%	5%	14%
All other customers	40%	38%	42%

Total	100%	100%	100%

Prior year percentages for Time Warner have been adjusted to reflect the deconsolidation by Time Warner of a partnership in a cable television operator.

Accounts receivable at July 2, 2004 included $69.0 million from customers who accounted for 10 percent or more of our total sales in fiscal year 2004.

Bookings Tend to be Highly Variable.    Bookings are orders received by Scientific-Atlanta that are eligible for inclusion in backlog. In general, Scientific-Atlanta’s policy is to place in its backlog firm orders for product scheduled for shipment within six months from the end of the reported quarter. Our bookings and sales are affected by uncertainties relating to plans and commitments of our major customers, and changes in order patterns of our major customers. Bookings from our major customers generally tend to be highly variable within a quarter, and they often vary considerably from one quarter to the next. Historically, many of our major customers establish their budgets on a calendar year basis and until they set those budgets they tend to hold orders. As a result, we believe that short-term measurements of new order activity are often less useful than longer-term measurements that span several quarters. In addition, although we have established controls for a highly variable business environment, due to the reasons described above, we are unable to predict with any certainty the timing of bookings or sales.

Dependence on Financial Stability of Customers and Distributors.    Several of our customers and potential customers have encountered significant financial difficulties that have affected their ability to pay for product that has shipped, take delivery of orders they have previously placed or raise additional capital to fund the purchase of equipment and services.

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Adelphia Communications, Inc., which accounted for 7 percent, 5 percent and 7 percent of our sales during fiscal years 2004, 2003 and 2002, respectively, filed for bankruptcy under Chapter 11 in June 2002, and continues to operate as debtor-in-possession. In the third quarter of fiscal year 2002, during the 90 days prior to such filing by Adelphia, we received payments from Adelphia for goods sold and delivered of approximately $67 million, and we are unable to predict the portion, if any, of this amount which might be the subject of avoidance claims by the Chapter 11 estate of Adelphia in connection with its bankruptcy proceeding.

•	During the first quarter of fiscal year 2003, Communications Dynamics, Inc., parent of TVC Communications, a distributor of our products in Latin America, filed for bankruptcy. During the 90 days prior to the bankruptcy filing, we received payments from TVC for goods sold and delivered of approximately $2 million, and we are unable to predict the portion, if any, of this amount which might be the subject of avoidance claims by the Chapter 11 estate of Communications Dynamics in connection with its bankruptcy proceeding.

•	Several of our international customers continued to experience financial difficulties during fiscal year 2004 and are in various stages of restructurings.

If these trends continue, which we are not able to predict, our sales and results of operations may continue to be adversely affected.

Certain of our MSO customers have significant amounts of debt. Customers with significant debt levels may have difficulty obtaining financing to fund planned capital expenditures. The difficulty of our customers to obtain such financing could have an adverse effect on our sales to these customers, which sales we are not able to predict. In addition, an increase in interest rates may have an adverse effect on the ability of these MSO customers to obtain financing.

In addition, MSOs have been measured historically by the investment community on earnings before interest, taxes, depreciation and amortization (EBITDA). Recently, we believe the focus has shifted toward the point at which the MSOs will produce positive free cash flow, which is generally defined as EBITDA reduced by capital expenditures, interest and dividends. MSOs have reduced and may continue to reduce their capital spending and existing debt to improve free cash flow. We believe declines in capital spending by our customers have adversely affected our sales and may continue to adversely affect our potential for sales of certain of our products to these customers, which sales we are not able to predict.

Dependence on the General Business and Economic Condition of the Cable Television Industry and Cable Television Capital Spending.    The majority of our revenues come from sales of systems and equipment to the cable television industry. Demand for these products depends primarily on capital spending by cable television system operators for constructing, rebuilding or upgrading their systems and/or providing new subscriber services. There can be no assurance that cable television capital spending will increase from historical levels, that existing levels of cable television capital spending will be maintained, or that cable operators will allocate their limited capital spending to uses that are of the greatest benefit to Scientific-Atlanta. In August 2004, Cox Communications, Inc. announced that it received Cox Enterprises’ proposal to acquire the outstanding, publicly-held minority interest in Cox Communications. This proposed restructuring of Cox Communications may affect the timing and amount of its capital spending on Scientific-Atlanta products.

The amount of capital spending in the cable television industry, and, therefore, our sales and profitability, have been, and in the future may be, affected by a variety of factors, including:

•	low consumer confidence in the United States amid a slow economy and difficult economic conditions outside the United States,

•	the financial condition of domestic and international cable television system operators and distributors, and their access to financing, which may be adversely affected by an increase in interest rates,

•	declines in capital spending by our customers if credit markets tighten and customer credit ratings are lowered,

•	delays in capital spending due to cable system consolidation or restructuring of the cable television industry,

•	technological developments that impact the deployment of equipment,

•	new legislation and regulations, or regulatory uncertainties, affecting the equipment used by cable television system operators and their customers, such as uncertainties related to government regulation of basic cable or equipment rates or other terms of “digital must-carry,” “forced access,” common carrier and other requirements of the Federal Communications Commission (FCC) and other regulatory bodies, and

•	general political conditions in the United States and abroad, and existing and potential hostilities around the world.

In addition, the amount of capital spending in the cable television industry and our financial performance may be affected by the ability of cable television system operators to compete against telephone companies offering video programming, DBS service providers offering digital video recorder capabilities, wireless television providers and providers of high-speed data transmission. Telephone companies may have significantly greater resources, financial and otherwise, than cable television system operators.

Uncertainties Related to Our Markets.    There are currently two fundamental changes in the way end-user consumers watch television. Those two changes are the shift from analog television to high-definition television, and the shift from broadcast programming to on-demand programming. Our success is dependent upon the acceptance of (1) network-based services, such as digital cable, high-speed data services, video-on-demand, voice over IP and/or high definition television services and (2) device-based features, such as digital video recorders and removable media features, by end-user consumers, and purchases by our customers of our products and services to satisfy such consumer demand. Our sales and results of operations could be materially adversely affected by the failure of these services or our products to:

•	help our customers effectively compete against other service providers, such as direct broadcast satellite (DBS) service providers and wireless television providers;

•	appeal to enough end-user consumers;

•	be available at prices consumers are willing to pay;

•	function as expected; or

•	be delivered in a timely fashion by our cable operator customers to consumers.

The sale of these products and services is an evolving business, and therefore there are many characteristics of this business that are not yet fully known by us. These characteristics include:

•	the extent to which demand for our products and services will be variable,

•	sensitivity to the economy,

•	consumer demand for various types of interactive applications,

•	the proper pricing levels and models for various applications,

•	the level of penetration of digital services into the subscriber base,

•	the number of digital set-tops per household,

•	the customer churn rate to be expected,

•	the extent to which digital cable interactive services will successfully compete against DBS service providers,

•	rapid changes in technology that create opportunities for us to innovate and for our customers to provide new services to customers, and

•	international demand for the products.

Each of these business characteristics may have a material impact on the sales of our products and services.

Reliance on Suppliers.    Our growth and ability to meet customer demands depend in part on the following factors, which may affect the operations, performance, development and results of our business:

(1) our ability to obtain timely deliveries of parts from our suppliers;

(2) the pricing and availability of equipment, materials and inventories;

(3) performance issues with key suppliers and subcontractors; and

(4) financial condition of suppliers.

From time to time, we could experience shortages of certain electronic components from our suppliers, and these shortages might have a material effect on our operations. Certain of the components contained in our products are custom components, such as silicon semiconductor products and lasers that can be supplied only by a sole vendor that may concentrate the manufacture of such component in only one location. A reduction, delay or interruption in supply or a significant change in price of one or more of these components could adversely affect our business, operating results and financial condition.

Suppliers that are significant to our business include vendors who provide us with parts that are critical to delivery of our principal products and vendors who provide us with material amounts of supplies. Significant suppliers include the following:

•	STMicroelectronics, Intel Corporation, Analog Devices, Inc., Advanced Micro Devices, ATI Technologies, Inc., and Broadcom Corporation are our primary suppliers of a variety of semiconductor products (including ASICs), which are used as components in an array of products, including set-tops;

•	Microtune is our primary supplier of silicon tuners for our subscriber products;

•	Anadigics, Inc. is a provider of CATV integrated circuits for use in our RF distribution products;

•	Infineon Technologies North America Corporation is the sole provider of the QPSK receiver device for certain of our Explorer models;

•	JDS Uniphase and Emcore Corporation are our primary suppliers of optical transmitters;

•	Microcast, Inc. and Shanghai Skyrock Industry are our primary suppliers of die-castings for our RF distribution products;

•	Philips Semiconductors B.V. and Motorola are our primary providers of cable television hybrids for use in our RF distribution products and subscriber products;

•	Askey Corporation and ASUSTek Computer, Inc. are our suppliers of cable modem products;

•	Maxtor Corporation and Western Digital Corporation are providers of hard drives;

•	Matsushita Electronics Components Corporation of America and its affiliates and Murata Electronics of North America, Inc. are our primary suppliers of “canned” tuners; and

•	Cablevision Electronics Co., Ltd. and Zinwell Corporation are our primary suppliers of taps, and we also are part of a joint venture in Shanghai, China that provides us with taps.

Concentration of Manufacturing.    Our key manufacturing facilities are located in Juarez, Mexico and Kortrijk, Belgium. Currently, approximately 90 percent of our in-house manufacturing is being performed in our Juarez facility. At full operation, the Juarez factory has the capability to run three shifts during the week and additional weekend shifts, if needed. During fiscal year 2004, we ran a third shift and weekend shifts on certain products to satisfy product demand and to alleviate production bottlenecks. Due to our concentration of manufacturing in Juarez, we have considered appropriate business continuity and disaster recovery plans. However, we are unable to predict the impact on our results of operations, which may be materially adverse, of any type of disaster at this facility.

We manufacture nearly all of our Explorer set-top boxes at the Juarez facility, and as we shift our product mix to higher end set-tops, such as the digital video recorders and high-definition television models, vertically integrate components and use finer-pitch placement technologies, we have upgraded and may continue to upgrade equipment at this facility. Additionally, as this mix shift occurs our overall capacity has been and may continue to be impacted. For example, as of July 2, 2004, using the current mix of products and current manufacturing configuration during the fourth quarter of fiscal year 2004, the Juarez facility maximum capacity was approximately 1.1 million Explorer set-top units per quarter. We believe that we could increase this capacity by approximately ten percent with the addition of additional shifts. We are unable to predict our set-top product mix and our ability to increase capacity in both amount of the increase and timing of the increase.

International.    The economic and other conditions in various geographic regions have impacted and are expected to continue to impact our sales and results of operations as follows:

•	We have made significant sales to customers outside the United States. International sales were 20 percent, 22 percent and 20 percent of total sales in fiscal years 2004, 2003 and 2002, respectively.

•	We have and will continue to have significant international operations. Our key manufacturing facilities are located in Juarez, Mexico and Kortrijk, Belgium. We now perform approximately 90 percent of our in-house manufacturing in our Juarez, Mexico facility.

•	A majority of the parts and products that we obtain from outside suppliers are obtained from suppliers in the Asia-Pacific region.

As a result, our future sales and results of operations could be adversely affected by a variety of political, economic and other factors in various geographic regions, including foreign currency fluctuations, changes in a specific country’s or region’s political conditions or changes or continued weakness in economic conditions, trade protection measures, import or export licensing requirements or policies, global trade policies, the overlap of different tax structures, unexpected changes in regulatory requirements, health epidemics and earthquakes.

Rapid Changes in Technology and New Product Introductions.    The markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and evolving methods of building and operating networks. Our future operating results may be adversely affected if we are unable to continue to develop, manufacture and market innovative products and services that meet customer requirements for performance and reliability on a timely basis. The process of developing our new high technology products is inherently complex and uncertain.

The success of our existing and future products is dependent on several factors, including proper product definition, acceptable product cost, timely completion and introduction of new products, differentiation of new products from those of our competitors and market acceptance of these products. If our products are not updated to incorporate in a timely manner the latest technology, including but not limited to frequent silicon chip innovations, disk drive improvements, DVD drive capabilities, rapid technology advancement in the fiber optics transport industry and software enhancements, features and capabilities, our products may become noncompetitive with respect to price and/or features, and our sales and results of operations may be adversely affected. In addition, our products are becoming increasingly complex at the device and system level due to rapid advances in technology.

We have in the past experienced delays in product development and introduction, and there can be no assurance that we will not experience further delays in connection with our current product development or future development activities. Delays in development, testing, manufacture and/or deployment of new products, including but not limited to new digital set-top products, could adversely affect our sales and results of operations. In addition, there can be no assurance that we will successfully identify new product opportunities, develop and bring new products to market in a timely manner and achieve market acceptance of our products or that products and technologies developed by others will not render our products or technologies obsolete or noncompetitive.

Sales and Implementation Cycles for our Solutions can be Lengthy.    Our products are part of complex systems, and the sales cycles for these products can be lengthy. The sales and implementation process may involve a significant technical evaluation and commitment of capital and other resources by our customers.

The sale and implementation of our products may be subject to delays due to our customers’ internal procedures for approving large capital expenditures and deploying new technologies. At times, our customers will require testing of our products by their test laboratories prior to acceptance of our products. During the fourth quarter of fiscal year 2004, we did not recognize revenue for certain set-top products delivered to customers pending final product approval by these customers. We are unable to control many factors that will influence whether our products will satisfy their testing criteria and other acceptance procedures, and these factors may have a material adverse effect on our business and results of operations. In addition, as we introduce an increasing number of new products, in part due to rapidly changing technology, the testing resources of our customers may be constrained, and this may impact the timing of the acceptance of our products by them.

Competition.    Our products compete with those of a substantial number of companies worldwide. Our Explorer digital set-tops, digital headends, and related software products compete with products from a number of companies. These include:

•	Companies that develop and sell substitute products that are distributed by DBS service providers through a variety of channels, including retail channels. These products may be subsidized by DBS operators, and they may be sold together with services that are not available from cable operators. Although these products are not directly competitive with respect to sales of our products to our MSO customers, these substitute products are competitive with our MSO customers’ cable services and products, and affect the end-user consumer demand for our products.

•	Companies that develop and sell products entirely of their own design and companies that license technology from us. It is possible that some of these directly competitive products could be sold through retail channels, and thus, we may be subject to competition from a variety of companies with retail brands that are more familiar to consumers than ours. These competitors may include companies in the personal computer and consumer electronics industries.

The FCC has mandated that digital tuners be incorporated into all television sets greater than 13 inches and all television receiving equipment such as VCRs and DVD players by July 1, 2007. Thus, television manufacturers may soon integrate into their products some of the technology that also is available in our set-top products.

On October 9, 2003, the FCC released rules for digital “plug and play” cable compatibility. The new rules generally follow, with some modification, the technical, labeling and encoding rules originally set forth in a December 19, 2002 Memorandum of Understanding (MOU) between various cable television and consumer electronics companies. The MOU contained both voluntary and inter-industry agreements and a package of regulatory proposals. The new rules will permit consumer electronics companies to manufacture television sets or other consumer electronics products with “plug and play” functionality for one-way digital cable services, including typical cable programming as well as premium services. Consumers with such television sets will need to obtain a security card also known as a CableCARD to be inserted in the television set in order to receive such cable services. In accordance with the FCC rules, we made available CableCARDs compatible with our Explorer set-top products and our PowerKey® encryption and conditional access system before July 1, 2004.

Related to the FCC “plug and play” rules, companies in a variety of businesses, including cable television, direct broadcast satellite, television and movie production, consumer electronics, retail, software products, and communications technology products, have held a series of meetings with the objective of establishing a standard for a two-way CableCARD. Such a device would enable consumers with compatible television sets or other consumer electronics products to receive services requiring two-way communications, such as interactive program guides, video-on-demand, subscription video-on-demand, and free on-demand services without a set-top. Consumers with such television sets would need to obtain a two-way CableCARD to be inserted in the television set or other consumer electronics equipment in order to receive such cable services. At this time, the FCC has not established a completion date for this effort.

Other companies may have developed an alternative method of providing conditional access on cable networks that proposes to encrypt only a portion of digital video stream. If this alternative conditional access method provides to be technologically and commercially feasible, it may be adopted by our customers.

Our cable modem products and our products that transmit signals from the cable operator to the end-user customer compete with products from a large number of companies.

Our products that are used by operators to process and transmit entertainment, information, and communications over their networks compete with products from a number of companies. These products increasingly conform to standards widely adopted in the information technology and telecommunications industries and, as a result, new competitors may enter the markets for these products.

In each of these current and future competitive scenarios, some of the competitors have significantly greater resources, financial and otherwise, than we do. We believe that our ability to compete in the industry has resulted from our marketing strategies, engineering skills, product features, product performance, ability to provide post-purchase services, ability to provide quality products at competitive prices, and broad coverage of the market by our sales personnel and the alternate channels of distribution we utilize.

Industry Consolidation and Acquisitions.    There has been a trend toward consolidation in our industry. Comcast Corporation completed its combination with AT&T Broadband during November 2002. In April 2004, Adelphia announced that it will explore a possible sale of the company as part of its plan of reorganization. We believe that a trend toward industry consolidation, particularly in the North American MSO base, may continue as companies attempt to strengthen or hold their market positions in an evolving industry. Industry consolidations could adversely affect our sales and results of operations. In addition, cable system consolidations, such as the sale of Adelphia systems to another large North American MSO, may result in a delay in capital spending.

In addition, our industry is highly competitive, and as such, our growth is dependent upon market growth and our ability to enhance our existing products and services. Accordingly, one of the ways we may address the need to enhance products and services is through acquisitions of other companies. Since January 2002, we have acquired BarcoNet, certain transmission product lines from Arris International, Inc., and certain assets of ChanneLogics, Inc. We believe that we have completed the successful integration of BarcoNet, Arris and ChanneLogics, but future acquisitions may involve numerous risks, including the following: difficulties in integration of the operations, technologies and products of the acquired companies; the risk of diverting management’s attention from normal daily operations of the business; and the potential loss of key employees of the acquired company. Failure to manage growth effectively and successfully integrate acquisitions made by us could materially harm our business and operating results.

Compromise of Signal Security.    Our MSO customers rely on our conditional access system to protect content they transport through our subscriber network and media networks systems. If the security of either system were compromised, we may be required to implement system countermeasures that may include distribution of equipment to prevent such compromise, which could have a material adverse effect on our results of operations.

Intellectual Property.    We generally rely upon patent, copyright, trademark and trade secret laws to establish and maintain our proprietary rights in our technology and products. However, there can be no assurance that any of our proprietary rights will provide significant competitive advantage or will not be challenged, invalidated or circumvented. Other companies are filing and have filed patents with respect to digital video technology and these third parties may claim that the technology in our set-top boxes infringes their intellectual property rights. We diligently review the technology in our products to minimize exposure due to intellectual property infringement, but there can be no assurance that third parties will not claim that we have infringed their intellectual property. Third parties have claimed, and may claim in the future, that we have infringed their existing or future, intellectual property rights. Regardless of merit, any claims could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could seriously harm our business, financial condition, and results of operations. There can be no assurance that any required royalty or licensing agreements would be available, or available on terms acceptable to us. Additionally, there can be no assurance that we will prevail in any intellectual property infringement litigation given the complex technical issues and inherent uncertainties in litigation. In the event an intellectual property claim against us were successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, our business, financial condition, and results of operations could be seriously harmed. Even if we prevailed in litigation, the expense of litigation could be significant and could seriously harm our business, financial condition, and results of operation.

Stock Volatility.    The trading price of our common stock may be volatile. The stock market in general, and the market for technology companies in particular, has, from time to time, experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may significantly affect the trading price of our common stock, regardless of our actual operating performance. The trading price of our common stock could be affected by a number of factors, including: changes in expectations of our future financial performance; changes in securities analysts’ estimates (or the failure to meet such estimates); announcements of technological innovations; customer relationship developments; conditions affecting our targeted markets in general; and quarterly fluctuations in our revenue and financial results.

Uncertain Legal Environment.    We believe that we operate in an uncertain legal environment and that our legal environment is becoming increasingly litigious. Such litigation is expensive, and legal expenses and settlements may adversely affect our results of operation. For a description of legal matters, see generally Item 3, Legal Proceedings.